UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc

1 May 2026

Transaction in Own Shares

NatWest Group plc (the 'Company') announces that, over the past week, it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
27 April 2026	814,591	581.4000	573.00	576.2972	LSE
27 April 2026	278,933	580.0000	573.00	576.0951	CHIX
27 April 2026	124,569	580.4000	573.00	576.1272	BATE
28 April 2026	341,493	580.0000	573.60	576.4278	LSE
28 April 2026	88,853	578.0000	573.40	575.9712	CHIX
28 April 2026	41,600	578.0000	573.40	576.1715	BATE
29 April 2026	967,196	579.6000	567.00	571.2705	LSE
29 April 2026	302,614	578.4000	567.40	571.3339	CHIX
29 April 2026	130,135	577.2000	568.00	571.1847	BATE
30 April 2026	211,681	574.0000	565.80	567.9399	LSE
30 April 2026	66,454	574.0000	566.00	567.8958	CHIX
30 April 2026	29,651	572.0000	566.00	567.3260	BATE
01 May 2026	1,469,461	573.4000	556.60	562.4396	LSE
01 May 2026	432,184	569.8000	556.60	562.3131	CHIX
01 May 2026	196,906	568.2000	557.20	562.4043	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 16 February 2026, as announced on 16 February 2026.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 194,253,928 Ordinary Shares in treasury and have 7,968,726,731 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details:

In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme relating to the Transactions is detailed in the attached:
http://www.rns-pdf.londonstockexchange.com/rns/8844C_1-2026-5-1.pdf

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	01 May 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary